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RECEIVED
JUL 21 2003
181

hannover re®

NEWSLETTER

SUPPL

*The **Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

No major impact of Stirling Cooke court ruling

Hannover, 11 July 2003: On Tuesday, July 8th 2003 the British Commercial Court in London released a judgement in the 'Sphere Drake vs. Stirling Cooke' litigation ruling in favour of Sphere Drake. There has been speculation that this ruling might have a major impact on our New York subsidiary, Clarendon Insurance Group.

We therefore wish to clarify that the worst-case scenario of this judgement is in the order of USD 15 million. This amount would be recovered from the prior shareholders. They have guaranteed the validity and enforceability of all relevant reinsurance agreements in the stock purchase agreement and have provided sufficient collateral for such guarantee.

For further information, please contact Gabriele Bödeker (tel. +49/511/56 04-1736; fax +49/511/56 04-37 36, e-mail gabriele.boedeker@hannover-re.com).

***Hannover Re**, with gross premiums of EUR 12.5 billion, is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re a rating in their second-highest category (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

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